DISCLAIMER

Disclaimer

The views expressed on this website represent the opinions of Engaged Capital, LLC and certain of its affiliates (collectively, "Engaged"), which beneficially own shares of BlackLine, Inc. (the "Company"), and are based on publicly available information with respect to the Company. Engaged recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Engaged's conclusions. Engaged reserves the right to change any of the opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Engaged disclaims any obligation to update the information or opinions contained on this website.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. Engaged shall not be responsible nor have any liability for any misinformation contained in any third-party SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Engaged herein are based on assumptions that Engaged believes to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. Engaged currently beneficially owns shares of the Company. It is possible that there will be developments in the future that cause Engaged from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of its holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company.

Although Engaged believes the statements made in this website are substantially accurate in all material respects and does not omit to state material facts necessary to make those statements not misleading, Engaged makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and Engaged expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

This website may contain links to articles and/or videos (collectively, "Media"). The views and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of Engaged.

This website is intended to express Engaged's views and inform stockholders so that they may make an informed decision regarding the anticipated proxy solicitation, as explained in greater detail below.

Cautionary Statement Regarding Forward-Looking Statements

The materials on this website may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Engaged. Although Engaged believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Engaged will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Engaged Capital, LLC ("Engaged Capital"), together with the other participants named herein, intends to file a preliminary proxy statement and accompanying **BLUE** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly qualified director nominees at the 2026 annual meeting of stockholders of BlackLine, Inc., a Delaware corporation (the "Company").

ENGAGED CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Engaged Capital Flagship Master Fund, LP ("Engaged Capital Flagship Master"), Engaged Capital, Engaged Capital Holdings, LLC ("Engaged Holdings"), Glenn W. Welling, Storm Duncan, Christopher Hallenbeck, Christopher L. Young and Christopher B. Hetrick.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owns 1,015,619 shares of Common Stock, $0.01 par value per share (the "Common Stock"), of the Company. Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, may be deemed to beneficially own the 1,015,619 shares of Common Stock owned by Engaged Capital Flagship Master. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,015,619 shares of Common Stock owned by Engaged Capital Flagship Master. Mr. Welling, as the Founder and Chief Investment Officer of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,015,619 shares of Common Stock owned by Engaged Capital Flagship Master. As of the date hereof, Messrs. Duncan, Hallenbeck, Young and Hetrick do not beneficially own any shares of Common Stock.

INVESTOR CONTACT

Engaged Capital
info@engagedcapital.com

MEDIA CONTACT

Longacre Square Partners
engagedcapital@longacresquare.com

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HAFTUNGSAUSSCHLUSS

Haftungsausschluss

Die auf dieser Website geäußerten Ansichten geben die Meinung von Engaged Capital, LLC und einigen seiner verbundenen Unternehmen (zusammen „Engaged“) wieder, die in vorteilhafter Weise Aktien von BlackLine, Inc. (das „Unternehmen“) besitzen, und basieren auf öffentlich zugänglichen Informationen über das Unternehmen. Engaged ist sich bewusst, dass das Unternehmen möglicherweise vertrauliche Informationen besitzt, die dazu führen könnten, dass das Unternehmen oder andere den Schlussfolgerungen von Engaged nicht zustimmen. Engaged behält sich das Recht vor, die hier zum Ausdruck gebrachten Meinungen jederzeit zu ändern, wenn es dies für angemessen hält, und lehnt jegliche Verpflichtung ab, den Markt oder eine andere Partei über solche Änderungen zu informieren. Engaged lehnt jegliche Verpflichtung ab, die auf dieser Website enthaltenen Informationen oder Meinungen zu aktualisieren.

Bestimmte hier abgegebene Finanzprognosen und Aussagen wurden aus Unterlagen abgeleitet, die bei der Securities and Exchange Commission (die „SEC“) oder anderen Aufsichtsbehörden eingereicht wurden, sowie aus anderen Berichten Dritter. Engaged ist nicht verantwortlich und übernimmt keine Haftung für Fehlinformationen, die in SEC- oder anderen behördlichen Unterlagen oder Berichten Dritter enthalten sind. Es gibt keine Zusicherung oder Garantie in Bezug auf die Preise, zu denen Wertpapiere des Unternehmens gehandelt werden, und solche Wertpapiere werden möglicherweise nicht zu Preisen gehandelt, die in diesem Dokument impliziert werden könnten. Die Schätzungen, Prognosen und potenziellen Auswirkungen der von Engaged auf dieser Website identifizierten Chancen basieren auf Annahmen, die Engaged zum Zeitpunkt der Veröffentlichung der Materialien auf dieser Website für angemessen hält. Es kann jedoch nicht garantiert oder garantiert werden, dass die tatsächlichen Ergebnisse oder Leistungen des Unternehmens nicht abweichen werden, und solche Unterschiede können erheblich sein.

Die Materialien auf dieser Website werden lediglich zur Information bereitgestellt und sind weder als Angebot zum Verkauf noch als Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren gedacht und sollten auch nicht als solche ausgelegt werden. Diese Materialien empfehlen nicht den Kauf oder Verkauf von Wertpapieren. Engaged besitzt derzeit vorteilhafterweise Aktien des Unternehmens. Es ist möglich, dass es in der Zukunft Entwicklungen geben wird, die Engaged von Zeit zu Zeit dazu veranlassen, Aktien des Unternehmens zu kaufen (im Rahmen von Offenmarkttransaktionen oder privat ausgehandelten Geschäften oder auf andere Weise), seine Anteile am Unternehmen ganz oder teilweise im Rahmen von Offenmarkttransaktionen oder auf andere Weise (einschließlich Leerverkäufe) zu verkaufen oder mit Optionen, Puts, Calls oder anderen derivativen Instrumenten im Zusammenhang mit den Aktien des Unternehmens zu handeln.

Obwohl Engaged der Ansicht ist, dass die auf dieser Website gemachten Aussagen in jeder wesentlichen Hinsicht im Wesentlichen korrekt sind, und es nicht unterlässt, die wesentlichen Fakten anzugeben, die erforderlich sind, um diese Aussagen nicht irreführend zu machen, gibt Engaged keine ausdrückliche oder stillschweigende Zusicherung oder Garantie für die Richtigkeit oder Vollständigkeit dieser Aussagen oder anderer schriftlicher oder mündlicher Mitteilungen, die es in Bezug auf das Unternehmen und alle anderen genannten Unternehmen macht, und Engaged lehnt ausdrücklich jegliche Haftung in Bezug auf diese Aussagen oder Mitteilungen (oder Ungenauigkeiten oder Ungenauigkeiten) ab Missionen darin). Daher sollten Aktionäre und andere Personen ihre eigenen unabhängigen Untersuchungen und Analysen dieser Aussagen und Mitteilungen sowie des Unternehmens und aller anderen Unternehmen durchführen, für die diese Aussagen oder Mitteilungen relevant sein könnten.

Diese Website kann Links zu Artikeln und/oder Videos (zusammen „Medien“) enthalten. Die in solchen Medien geäußerten Ansichten und Meinungen sind die der Autoren/Redner, auf die in diesen Medien verwiesen oder zitiert wird, und geben, sofern nicht ausdrücklich anders angegeben, nicht unbedingt die Meinung von Engaged wieder.

Diese Website dient dazu, die Ansichten von Engaged zum Ausdruck zu bringen und die Aktionäre zu informieren, damit sie eine fundierte Entscheidung über die erwartete Aufforderung zur Einreichung eines Stimmrechtsvertreters treffen können, wie unten näher erläutert.

Warnhinweis in Bezug auf zukunftsgerichtete Aussagen

Die Materialien auf dieser Website können zukunftsgerichtete Aussagen enthalten. Alle hier enthaltenen Aussagen, die nicht eindeutig historischer Natur sind oder die unbedingt von zukünftigen Ereignissen abhängen, sind zukunftsgerichtet, und die Wörter „erwarten“, „erwarten“, „potenziell“, „Gelegenheit“, „schätzen“, „planen“ und ähnliche Ausdrücke kennzeichnen im Allgemeinen zukunftsgerichtete Aussagen. Die hier enthaltenen prognostizierten Ergebnisse und Aussagen, bei denen es sich nicht um historische Fakten handelt, basieren auf aktuellen Erwartungen, gelten nur zum Zeitpunkt der Veröffentlichung dieser Informationen und beinhalten Risiken, Ungewissheiten und andere Faktoren, die dazu führen können, dass die tatsächlichen Ergebnisse, Leistungen oder Erfolge erheblich von zukünftigen Ergebnissen, Leistungen oder Erfolgen abweichen, die in solchen prognostizierten Ergebnissen und Aussagen ausdrücklich oder implizit zum Ausdruck gebracht wurden. Annahmen, die sich auf das Vorstehende beziehen, beinhalten Urteile unter anderem in Bezug auf zukünftige Wirtschafts-, Wettbewerbs- und Marktbedingungen sowie zukünftige Geschäftsentscheidungen, die alle schwer oder unmöglich genau vorherzusagen sind und von denen viele außerhalb des Einflussbereichs von Engaged liegen. Obwohl Engaged der Ansicht ist, dass die Annahmen, die den prognostizierten Ergebnissen oder zukunftsgerichteten Aussagen zugrunde liegen, zum Zeitpunkt der Veröffentlichung dieser Informationen angemessen sind, könnten alle Annahmen ungenau sein. Daher kann nicht garantiert werden, dass sich die hierin enthaltenen prognostizierten Ergebnisse oder zukunftsgerichteten Aussagen als richtig erweisen werden. Angesichts der erheblichen Unsicherheiten, die mit den hier enthaltenen prognostizierten Ergebnissen und zukunftsgerichteten Aussagen verbunden sind, sollte die Aufnahme solcher Informationen nicht als Zusicherung zukünftiger Ergebnisse oder als Bestätigung dafür betrachtet werden, dass die Ziele und strategischen Initiativen, die in solchen prognostizierten Ergebnissen und zukunftsgerichteten Aussagen zum Ausdruck gebracht oder impliziert wurden, erreicht werden. Engaged verpflichtet sich nicht und lehnt ausdrücklich jegliche Verpflichtung ab, die Ergebnisse von Änderungen zu veröffentlichen, die an den hier enthaltenen prognostizierten Ergebnissen oder zukunftsgerichteten Aussagen vorgenommen werden könnten, um Ereignissen oder Umständen Rechnung zu tragen, die nach dem Datum dieser prognostizierten Ergebnisse oder Aussagen eintreten, oder um dem Eintreten erwarteter oder unerwarteter Ereignisse Rechnung zu tragen.

BESTIMMTE INFORMATIONEN ÜBER DIE TEILNEHMER

Engaged Capital, LLC („Engaged Capital“) beabsichtigt, zusammen mit den anderen hier genannten Teilnehmern eine vorläufige Stimmrechtsvertretung einzureichen und diese beizufügen **BLAU** allgemeine Stimmrechtsvertretung bei der Securities and Exchange Commission („SEC“), die verwendet werden soll, um Stimmen für die Wahl ihrer hochqualifizierten Nominierten für Vorstandsmitglieder auf der Hauptversammlung 2026 der Aktionäre von BlackLine, Inc., einem Unternehmen aus Delaware (das „Unternehmen“), einzuholen.

ENGAGED CAPITAL RÄT ALLEN AKTIONÄREN DES UNTERNEHMENS DRINGEND, DIE STIMMRECHTSVERTRETUNG UND ANDERE MATERIALIEN, EINSCHLIESSLICH EINER PROXYKARTE, ZU LESEN, SOBALD SIE VERFÜGBAR SIND, DA SIE WICHTIGE INFORMATIONEN ENTHALTEN WERDEN. SOLCHE MATERIALIEN ZUR STIMMRECHTSVERTRETUNG WERDEN KOSTENLOS AUF DER WEBSITE DER SEC UNTER HTTP://WWW.SEC.GOV VERFÜGBAR SEIN. DARÜBER HINAUS STELLEN DIE TEILNEHMER AN DIESER AUFFORDERUNG ZUR BEVOLLMÄCHTIGUNG AUF ANFRAGE KOSTENLOS KOPIEN DER PROXYERKLÄRUNG ZUR VERFÜGUNG, SOFERN VERFÜGBAR. ANFRAGEN NACH KOPIEN SIND AN DEN BEVOLLMÄCHTIGTEN DER TEILNEHMER ZU RICHTEN.

Die Teilnehmer an der erwarteten Aufforderung zur Stimmrechtsvertretung werden voraussichtlich Engaged Capital Flagship Master Fund, LP („Engaged Capital Flagship Master"), Engaged Capital, Engaged Capital Holdings, LLC („Engaged Holdings"), Glenn W. Welling, Storm Duncan, Christopher Hallenbeck, Christopher L. Young und Christopher B. Hetrick sein.

Zum Zeitpunkt dieser Veröffentlichung besitzt Engaged Capital Flagship Master direkt nutzbringend 1.015.619 Stammaktien des Unternehmens mit einem Nennwert von 0,01 USD pro Aktie (die „Stammaktien"). Es kann davon ausgegangen werden, dass Engaged Capital als persönlich haftender Gesellschafter und Anlageberater von Engaged Capital Flagship Master die 1.015.619 Stammaktien von Engaged Capital Flagship Master in vorteilhafter Weise besitzt. Es kann davon ausgegangen werden, dass Engaged Holdings als geschäftsführendes Mitglied von Engaged Capital die 1.015.619 Stammaktien von Engaged Capital Flagship Master in vorteilhafter Weise besitzt. Es kann davon ausgegangen werden, dass Herr Welling als Gründer und Chief Investment Officer von Engaged Capital und alleiniges Mitglied von Engaged Holdings die 1.015.619 Stammaktien von Engaged Capital Flagship Master in vorteilhafter Weise besitzt. Zum Zeitpunkt dieser Veröffentlichung besitzen die Herren Duncan, Hallenbeck, Young und Hetrick keine nutzbringenden Stammaktien.

KONTAKT FÜR INVESTOREN

Engagiertes Kapital
info@engagedcapital.com

KONTAKT FÜR DIE MEDIEN

Partner von Longacre Square
engagedcapital@longacresquare.com

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